UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

BIOTIE THERAPIES OYJ

(Name of Subject Company (Issuer))

ACORDA THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Ordinary shares, no nominal value (“Ordinary Shares”)

American Depositary Shares (“ADSs”), each representing 80 ordinary shares, no nominal value

Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)

Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)

Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)

Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)

Share units under the January 2, 2014 equity incentive plan (“2014 Share Rights”)

Option rights awards under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)

Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

09074D103 (ADSs)

None (2011 Option Rights)

None (2014 Option Rights)

None (2016 Option Rights)

None (2011 Share Rights)

None (2014 Share Rights)

None (Swiss Option Rights)

None (Warrants)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$367,900,597.37	$37,047.59

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all issued and outstanding equity securities of Biotie Therapies Oyj for the following amounts: €0.2946 per Share for 980,921,795 Shares (including Shares represented by ADSs), €0.2946 minus the applicable subscription price for each 2011 Option Right, 2014 Option Right, 2016 Option Right, 2011 Share Right and 2014 Share Right, and €0.1664 per Warrant for 220,400,001 Warrants. The transaction valuation was calculated in euros and converted into U.S. dollars using the euro to U.S. dollar exchange rate of $1.101 per €1 as of March 4, 2016, as published by the Federal Reserve Bank.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,047.59	Filing Party: Acorda Therapeutics, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 11, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Acorda Therapeutics, Inc., a Delaware corporation (“Acorda” or the “Offeror”), on March 11, 2016. The Schedule TO relates to the tender offer for all of the issued and outstanding ordinary shares, no nominal value (the “Shares”), all of the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), all of the outstanding Option Rights (as defined below), all of the outstanding Share Rights (as defined below) and all of the outstanding warrants issued on May 28, 2015 (the “Warrants”) (the outstanding Shares, ADSs, Option Rights, Share Rights and Warrants, collectively, the “Equity Interests”) in Biotie Therapies Oyj, a public limited liability company organized under the laws of Finland (“Biotie” or the “Company”), that are not held by the Company or its subsidiaries (the “Tender Offer”). “Option Rights” means, collectively, option rights granted under the option plan resolved upon by the board of directors of the Company (the “Board of Directors”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Option Rights”), option rights granted under the option plan resolved upon by the Board of Directors of the Company on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”) and option rights granted under the Swiss option plan dated June 17, 2008 (the “Swiss Option Rights”). “Share Rights” means, collectively, share units under the equity incentive plan resolved upon by the Board of Directors of the Company on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board of Directors of the Company on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights”).

The Tender Offer is being made pursuant to the offer to purchase (the “Tender Offer Document”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, the Letter of Transmittal for ADSs (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, the Acceptance Form for Shares (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(C) to the Schedule TO, the Acceptance Form for Uncertificated Equity Instruments (including any instruction letter attached thereto), a copy of which is attached as Exhibit (a)(1)(D) to the Schedule TO, and the Acceptance Form for Certificated Equity Instruments (including any instruction letter attached thereto), the form of which is attached hereto as Exhibit (a)(1)(E) to the Schedule TO (such acceptance forms and attached instructions, the “Acceptance Forms”), in each case, together with any amendments or supplements thereto.

Today, Acorda issued a press release announcing the final results of the subsequent offering period (the “Subsequent Offer Period”) of the Tender Offer as set forth below, which is attached hereto as Exhibit (a)(5)(G).

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented to include the language set forth below:

“According to the final results of the Subsequent Offer Period, 38,419,864 Shares and 58,121 ADSs were tendered during the Subsequent Offer Period, representing, together with the other Equity Interests tendered in the Tender Offer during the initial offer period, approximately 97.36 percent of all the shares and votes in Biotie on a fully-diluted basis as defined in the terms and conditions of the Tender Offer.

The Shares and ADSs tendered during the Subsequent Offer Period represent approximately 4.39 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). Together with the Shares and ADSs tendered during the initial offer period, these Shares and ADSs represent approximately 96.77 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). By exercising the other Equity Interests tendered during the initial offer period for the subscription of Biotie shares, the Offeror could increase its holding to approximately 97.42 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie).

The Offeror has accepted all the Shares and ADSs validly tendered during the Subsequent Offer Period. The offer consideration has been paid to those holders of Shares and ADSs who validly accepted the Tender Offer by the first acceptance date of April 21, 2016 under the Subsequent Offer Period, and will be paid on or about May 4, 2016 to those holders of Shares and ADSs who validly accepted the Tender Offer by the second acceptance date of April 28, 2016 under the Subsequent Offer Period.

The Offeror’s intention is to acquire all the remaining Shares and ADSs in Biotie. As the Offeror’s ownership in Biotie has exceeded nine-tenths (9/10) of the Shares and voting rights in Biotie through the Tender Offer, the Offeror has filed an application with the Redemption Committee of the Finland Chamber of Commerce to initiate compulsory redemption proceedings for the remaining Biotie Shares under the Finnish Companies Act. The Offeror may purchase Shares and ADSs in Biotie also in public trading on Nasdaq Helsinki Ltd. and Nasdaq Stock Market LLC or otherwise at a price not exceeding the offer price of EUR 0.2946 per Share and EUR 23.5680 per ADS offered in the Tender Offer.

The Offeror intends to cause the Shares of Biotie to be delisted from Nasdaq Helsinki Ltd. and the ADSs to be delisted from Nasdaq Stock Market LLC and deregistered under the United States Securities Exchange Act of 1934 as soon as permitted and practicable under applicable laws.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(G)	Press release dated May 2, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACORDA THERAPEUTICS, INC.

By	/s/ Michael Rogers
Name:	Michael Rogers
Title:	CFO

Date:	May 2, 2016

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Tender Offer Document. †

(a)(1)(B)	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9). †

(a)(1)(C)	Form of Acceptance Form and Cover Letter for Shares. †

(a)(1)(D)	Form of Acceptance Form and Cover Letter for Uncertificated Equity Instruments. †

(a)(1)(E)	Form of Acceptance Form and Cover Letter for Certificated Equity Instruments. †

(a)(1)(F)	Marketing Brochure for holders of Shares, dated March 11, 2016. †

(a)(1)(G)	Letter from the CEO of Acorda to holders of Shares, dated March 11, 2016. †

(a)(1)(H)	Instruction Letter for Account Operators, dated March 11, 2016. †

(a)(1)(I)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016. †

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated March 11, 2016. †

(a)(1)(K)	Summary Advertisement as published by the Wall Street Journal on March 11, 2016. †

(a)(1)(L)	English translation of Finnish advertisements to be as published by Finnish daily newspapers, Aamulehti, Helsingin Sanomat and Turun Sanomat, on March 14 and March 15, 2016 and displayed on television screens in customer offices of Pohjola Bank plc. †

(a)(1)(M)	Supplement No. 1 to the Tender Offer Document. †

(a)(1)(N)	Supplement No. 2 to the Tender Offer Document. †

(a)(1)(O)	English translation of Finnish advertisements to be displayed on television screens in customer offices of OP Pohjola Group branch offices and online. †

(a)(1)(O)	English translation of Finnish letter to shareholders of Biotie who did not tender their Equity Interests during the initial acceptance period for the Tender Offer, to be first sent on April 19, 2016. †

(a)(5)(A)	Press release dated March 18, 2016. †

(a)(5)(B)	Press release dated March 22, 2016. †

(a)(5)(C)	Press release dated April 11, 2016. †

(a)(5)(D)	Press release dated April 13, 2016. †

(a)(5)(E)	Press release dated April 18, 2016. †

(a)(5)(F)	Press release dated April 20, 2016. †

(a)(5)(G)	Press release dated May 2, 2016.

(b)	None.

(d)(1)	Combination Agreement, dated as of January 19, 2016, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Offeror on January 19, 2016).

(d)(2)	Forms of Irrevocable Undertaking. †

(d)(3)	Confidentiality Agreement, dated as of November 30, 2015, between the Company and the Offeror. †

(g)	None.

(h)	None.

†	Previously filed.

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